UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

AVENTURA HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

86681R 10 5

(CUSIP Number)

Mark R. Horvath, Manager

Horvath Holdings, LLC

25221 Dequindre

Madison Heights, MI 48071

(248) 298-0225

With copies to:

Michael T. Raymond, Esq.

Dickinson Wright PLLC

301 E. Liberty, Suite 500

Ann Arbor, MI 48104-2266

(734) 623-1663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Horvath Holdings, LLC. I.R.S. Identification No. 202498502
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐
b. ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization

Michigan

(7) Sole Voting Power

2,751,339,181 common shares
(8) Shared Voting Power

0
(9) Sole Dispositive Power

2,751,339,181 common shares
(10) Shared Dispositive Power

0

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

2,751,339,181 common shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)

51%
(14)	Type of Reporting Person

OO - Limited Liability Company

In accordance with Rule 13d-2 promulgated under the Act, this Amendment No. 2 to Schedule 13D is being filed by the Reporting Person (defined below) to amend and supplement only information that has materially changed from the information set forth in the Schedule 13D filed by the Reporting Person on May 26, 2006, and the Amendment No. 1 to Schedule 13D filed by the Reporting Person on October 6, 2006, with respect to the shares of common stock in Aventura Holdings, Inc. (the “Company”). Unless otherwise indicated herein, terms used and defined in this Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the aforementioned Schedule 13D, dated May 26, 2006.

The general purpose of this Amendment No. 2 to Schedule 13D is to report the termination of certain proxy rights previously held by the Reporting Person, as described in detail below.

ITEM 2.	IDENTITY AND BACKGROUND

(i) Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Horvath Holdings, LLC (the “Reporting Person”) is a limited liability company organized under the laws of the State of Michigan which owns and operates automobile dealerships and finance companies concentrating in the sub-prime lending market. The address of the Reporting Person’s principal place of business and principal office is 25221 Dequindre, Madison Heights, MI 48071. The Reporting Person’s sole manager is Mark R. Horvath, a U.S. citizen with the same address as the Reporting Person.

During the past five years, neither the Reporting Person nor the Reporting Person’s sole manager, Mark R. Horvath, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(i) Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 6 herein is hereby incorporated by reference into this Item 3.

On May 16, 2006 the Reporting Person acquired 200,000,000 shares of common stock of the Company and a Warrant (described in Item 6 herein) to purchase additional shares of common stock of the Company covered by this statement, in exchange for the Reporting Person’s assignment to the Company of 300 common shares (30% of the equity) of Ohio Funding Group, Inc., a Michigan corporation, which had an agreed value of $100,000. On October 1, 2006, an additional 200,000,000 shares of common stock of the Company were issued to the Reporting Person as a result of a partial exercise of the Warrant in exchange for the Reporting Person’s assignment to the Company of an additional 300 common shares (an additional 30% of the equity) of Ohio Funding Group, Inc., which had an agreed value of $100,000. These transactions were previously reported on the Schedule 13D dated May 26, 2006, and Amendment No. 1 to Schedule 13D. As a result of these transactions, the Reporting Person currently owns of record 400,000,000 shares of the Company’s common stock.

Additionally, as set forth below in Item 6, the Reporting Person has delivered notice of its intent to fully exercise the Replacement Warrant (defined below). Upon closing of the transactions contemplated by the full exercise of the Replacement Warrant, the Reporting Person will be entitled to acquire approximately 2,351,339,181 shares of the Company’s common stock (the “Warrant Shares”). The Reporting Person’s notice of full exercise of the Replacement Warrant described the consideration for the Warrant Shares as being the remaining 40% equity interest in Ohio Funding Group, Inc., a Michigan corporation (“Ohio Funding”), and N.A.F. Corporation, a Michigan corporation. The value of such consideration has not been determined as of the date of this filing.

ITEM 4.	PURPOSE OF TRANSACTION

(i) Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 6 herein is hereby incorporated by reference into this Item 4.

The Reporting Person intends to review on a continuing basis its investment in the common stock of the Company and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Depending on market and other conditions, the Reporting Person may continue to hold the common stock, acquire additional common stock, or dispose of all or a portion of the common stock it now owns or may hereafter acquire.

Except as otherwise noted below, the Reporting Person does not have plans that relate to or would result in:

(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation;

(b) except as set forth below, a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(c) except as otherwise disclosed in Items 4 and 6 with respect to the Reporting Person’s right to nominate directors of the Company, any change in the present board of directors or management of the Company, including plans or proposals to change the number or terms of directors to fill any existing vacancies on the board;

(d) any other material change in the present capitalization or dividend policy of the Company;

(e) with the exception of any necessary amendments to the Company’s articles of incorporation to accommodate the issuance of the Warrant Shares, and except as otherwise disclosed in Item 6, any other material change in the Company’s business or corporate structure;

(f) with the exception of any necessary amendments to the Company’s articles of incorporation to accommodate the issuance of the Warrant Shares, any changes in the Company’s bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i) any action similar to any of those enumerated above.

With respect to Item 4(b) above, the Reporting Person has recently entered into an agreement, pursuant to which, among other things, it agreed to cause Ohio Funding (a majority controlled subsidiary of the Company) to discharge certain debt owed to it by its borrower in exchange for the assignment to the Reporting Person for the benefit of Ohio Funding of the right to certain cash proceeds pursuant to a financing agreement with such borrower. The discharge of such debt has been submitted to the shareholders of Ohio Funding for approval and remains pending as of the date of this filing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(i) Subsections (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The Reporting Person beneficially owns 2,751,339,181 shares of common stock of the Company, or approximately 51% of the voting securities of the Company, which includes (1) 400,000,000 shares of the Company’s common stock held of record by the Reporting Person as of the date of this filing; and (2) 2,351,339,181 shares of the Company’s common stock assuming full exercise of the Replacement Warrant.

(b) The responses of the Reporting Person with respect to rows seven through ten (7-10) of the cover page to this Amendment No. 2 to Schedule 13D are incorporated herein by reference.

(c) Except for the Reporting Person’s delivery of notice to the Company of its intent to fully exercise the Replacement Warrant (defined below in Item 6 herein) and the termination of the Proxy Rights (defined below in Item 6 herein), during the past sixty days immediately preceding the date of this Amendment No. 2 to Schedule 13D, the Reporting Person did not effect any other transactions in any securities of the Company.

The information set forth in Item 6 herein is hereby incorporated by reference into this Item 5.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

(i) Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On May 16, 2006, the Company entered into several agreements with the Reporting Person. These agreements included a Securities Purchase Agreement (“SPA”), a Class A Common Stock Purchase Warrant (“Warrant”), a Registration Rights Agreement and a Lock-Up Agreement (the “Transaction”). Such agreements are incorporated herein by reference, as set forth in Item 7 below.

The parties to the SPA include the Company, the Reporting Person and one of the Reporting Person’s wholly-owned subsidiaries, Ohio Funding Group, Inc., a Michigan corporation (“Ohio Funding”). Pursuant to the terms of the SPA, in exchange for contributing thirty percent (30%) of the equity of Ohio Funding with an agreed value of one hundred thousand dollars ($100,000), the Reporting Person received two hundred million (200,000,000) shares of common stock of the Company.

As a part of the Transaction, the Company issued to the Reporting Person the Warrant exercisable for one (1) year. The Warrant enabled Horvath to contribute, at any time during the exercise period, at a fixed price per share of $.0005, the remaining equity interests in its subsidiaries in exchange for the greater of: (a) 2,351,339,181 shares of the common stock of the Company, or (b) that number of shares of common stock of the Company as shall be required for the Reporting Person to obtain, when combined with other shares of common stock of the Company then cumulatively held by the Reporting Person, at least 51% of the total fully-diluted shares of common stock outstanding of the Company on the date the Warrant is fully exercised.

The Warrant immediately granted to the Reporting Person one Board seat designation right with respect to the Board of Directors of the Company, and granted one additional Board seat designation right, up to a total of 4 Board seat designations (including the original Board seat), upon each tender of a controlling equity position in a legal entity controlled by the Company.

The Transaction also included a Registration Rights Agreement between the Reporting Person and the Company, which granted the Reporting Person certain registration rights concerning the shares of the Company’s common stock that it received under the SPA and those shares it will receive upon exercise of the Warrant. The Company is obligated to effect up to two (2) demand registrations, and an unlimited number of “piggyback” registrations, and to pay for certain expenses incurred in connection with such registrations, for a period of 5 years from the Transaction closing date.

Also in connection with the Transaction, Melissa Apple, as trustee under the Maria Lopez Irrevocable Trust UTD March 29, 2004 (the “Trust”), the current majority shareholder of the Company, entered into a Lock-Up Agreement with the Reporting Person whereby the Trust agreed to refrain from transferring its shares of common stock of the Company (“Trust Shares”) to any third party, except to certain permitted transferees, for a period of one year following the Transaction closing date and to only transfer up to a permitted amount of Trust Shares equal to 5% of the total number of Trust Shares in each of the following 4 years. The Trust also granted the Reporting Person, while the Warrant was outstanding, full authority to vote, in person or by proxy, all of the Trust Shares on matters submitted to the vote of Company’s shareholders, including but not limited to, the election of the Company’s Board of Directors (the “Proxy Right”).

In connection with the Reporting Person’s first partial exercise of the Warrant on October 1, 2006 (the “First Partial Exercise”), the Company entered into several additional agreements with the Reporting Person, including a Securities Purchase Agreement (the “First Partial Exercise SPA”), and a Replacement Class A Common Stock Purchase Warrant No. 1 (the “First Replacement Warrant”). Such agreements are incorporated herein by reference, as set forth in Item 7 below. Pursuant to the terms of the First Partial Exercise SPA, in exchange for contributing 30% of the equity of Ohio Funding with an agreed upon value of $100,000, the Reporting Person received an additional 200,000,000 shares of common stock of the Company. As noted above in Item 4, in connection with the First Partial Exercise, the Reporting Person was granted one additional Board seat designation right (in addition to the single Board seat designation right granted to the Reporting Person in the original May 16, 2006 transaction). As of the date hereof, the Reporting Person has not appointed any directors pursuant to its Board seat designation rights.

Pursuant to the terms of the Warrant, the Company was obligated to issue the First Replacement Warrant to the Reporting Person for the unexercised balance of the shares of common stock of the Company that the Reporting Person was entitled to purchase under the Warrant. The First Replacement Warrant superseded the Warrant in all significant respects as between the Company and the Reporting Person but contained substantially identical provisions as the Warrant.

On May 15, 2007, the Reporting Person delivered notice of its intent to fully exercise the Replacement Warrant and requested the extension of the Proxy Rights pending closing of the transactions contemplated by the full exercise of the Replacement Warrant, expected to occur within 30-45 days after such notice. The Reporting Person has recently determined that such an extension of the Proxy Rights will not be granted by the Trust. The Registration Rights Agreement and the Lock-Up Agreement entered into in connection with the Transaction remain in full effect as between the Company and the Reporting Person.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

(i) Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description of Exhibit
10.1	Securities Purchase Agreement (Incorporated by reference from the Company’s 8-K Filed May 22, 2006)

10.2	Class A Common Stock Purchase Warrant (Incorporated by reference from the Company’s 8-K Filed May 22, 2006)

10.3	Registration Rights Agreement (Incorporated by reference from the Company’s 8-K Filed May 22, 2006)

10.4	Lock-Up Agreement (Incorporated by reference from the Company’s 8-K Filed May 22, 2006)

10.5	Securities Purchase Agreement (Incorporated by reference from the Company’s 8-K Filed October 5, 2006)

10.6	Replacement Class A Common Stock Purchase Warrant (Incorporated by reference from the Company’s 8-K Filed October 5, 2006)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2007	Horvath Holdings, LLC

	By:	/s/ Mark R. Horvath
	Name:	Mark R. Horvath
	Title:	Manager